EXHIBIT 99.1

FLNG Hilli offloads 100th LNG cargo

Golar LNG Limited is pleased to announce that FLNG Hilli Episeyo (“Hilli”) successfully offloaded its 100th LNG cargo on Saturday October 14th. As the world’s first FLNG conversion that also introduced Cameroon as the world’s 20th LNG exporting nation in 2018, Hilli has maintained market leading commercial uptime since her contract start-up. The 100th cargo was loaded on to MV Energy Integrity.

Golar CEO Karl-Fredrik Staubo commented: “The unrivalled track record of first-class operations for a pioneering vessel is a significant achievement, and a testimony to the near 5 ½ years of close and constructive co-operation between Golar, Perenco and the government of Cameroon. We see the proven capabilities of FLNG as increasingly valuable in today’s energy market, enabling monetization of associated and stranded gas reserves, and catering to a world dependent on energy diversification for energy security. We look forward to maintaining this strong operational track record and collaborative partnership.”

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
October 16, 2023
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act